December 22, 2011 VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:                   Verastem, Inc.
Registration Statement on Form S-1/A
File Number 333-177677

Ladies and Gentlemen:

On behalf of Verastem, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 2 is being filed in response to comments contained in the letter dated December 19, 2011 from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Christoph Westphal, M.D., Ph.D., the Company’s Chief Executive Officer.  The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2.

On behalf of the Company, we advise you as follows:

Dilution, page 45

1.                                       Please tell us why it is appropriate to use the common shares outstanding and the unvested common stock that remain subject to repurchase in your dilution table as opposed to just the common shares that are outstanding.  Please cite for us any specific reference in ASC Topic 718 that allows you to include unvested common stock that remains subject to repurchase as common stock outstanding.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure to include just the common shares that are outstanding in the dilution table and related disclosures on pages 45 and 46 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 50

Stock Based Compensation, page 50

2.                                       We acknowledge your response to comment 14. Please tell us why you selected the eight representative companies for estimating the volatility used to determine the value of your company.  Please describe the similarities between your company and the representative companies, such that using their historical volatility factor would produce the best estimate of your valuation.  Additionally, please tell us why different representative companies were used to determine your volatility factor in the notes to the financial statements for your stock-based compensation.

Response:                                        The Company acknowledges that it used different representative companies to estimate the volatility factor included in the option pricing method calculation used to determine the fair value of its common stock on the various valuation dates as compared to the volatility factor included in the Black-Sholes model to determine the fair value of common stock options granted to employees. As discussed below, the principal reason for the use of different representative companies was that the expected time to an exit event in the option pricing method was approximately two years while the expected term of its stock options was approximately six years. As a result, the Company was required to estimate volatility for two different terms. The Company also advises the Staff that due to the early stage of the Company’s research and development, it applied its judgment to determine what it believed were representative companies in the biopharmaceutical industry in preclinical or early stage clinical development with sufficient trading history to derive a historic volatility rate that would represent a reasonable estimate of its future volatility.  The Company believed that it was necessary to include early stage clinical companies due to the very small number of public companies that were representative across all factors considered. Therefore, the Company identified certain public biotechnology companies with early stage clinical programs in development and/or companies in similar therapeutic areas.

The following publicly-traded companies were selected for purposes of supporting a volatility assumption to be used in the option pricing method:

1.                                       Exelixis, Inc. develops small molecules for the treatment of cancer. It is included as a representative company because it is performing research and development in the same therapeutic area (cancer) as the Company and has not yet recorded any product revenue. The Company acknowledges that Exelixis, Inc. has certain product candidates in later stage development, but believed that it was a representative company because it met certain of the criteria that the Company considered important in determining appropriate representative companies.

2.                                       Geron Corporation develops biopharmaceuticals for the treatment of cancer and chronic diseases. It is included as a representative company because it is performing research and development in the same therapeutic area (cancer) as the Company, is in the early stages of clinical development (Phase 1 and 2) and has not yet recorded any product revenue.

3.                                       Infinity Pharmaceuticals, Inc. is a cancer drug discovery and development company. It is included as a representative company because it is performing research and development in the same therapeutic area (cancer) as the Company, is in the early stages of clinical development (Phase 1 and 2) and has not yet recorded any product revenue.

4.                                       Keryx Biopharmaceuticals, Inc. is developing and commercializing novel therapies for life-threatening diseases, including cancer. It is included as a representative company because it is performing research and development in the same therapeutic area (cancer) as the Company and has not yet recorded any product revenue.  The Company acknowledges that Keryx has certain product candidates in later stage development, but believed that it was a representative company because it met certain of the criteria that the Company considered important in determining appropriate representative companies.

5.                                       Oncothyreon Inc. is targeting cancer using both synthetic vaccines and small molecules. It is included as a representative company because it is performing research and development in the same therapeutic area (cancer) as the Company and has not yet recorded any product revenue.

6.                                       Osiris Therapeutics, Inc. is a stem cell company focused on the development and marketing of therapeutic products to treat various medical conditions. It is included as a representative company because it is performing research and development of stem cells.  The Company acknowledges that Osiris commercialized biosurgery products in 2011 but its stem cell therapeutics are still in clinical development.

7.                                       Rexahn Pharmaceuticals, Inc. is developing novel drugs for cancer and central nervous system disorders. It is included as a representative company because it is performing research and development in the same therapeutic area as the Company, is in the early stages of clinical development (Phase 2) and has not yet recorded any product revenue.

8.                                       Synta Pharmaceuticals Corp. develops small molecules targeting cancer and inflammatory diseases. It is included as a representative company because it is performing research and development in the same therapeutic area as the Company, is in the early stages of clinical development (Phase 1 and 2), and has not yet recorded any product revenue.

The Company advises the Staff that if it had excluded the four representative companies with later stage product candidates, Exelixis, Inc., Keryx Biopharmaceuticals, Inc., Oncothyreon Inc. and Osiris Therapeutics, Inc., the average volatility of the remaining representative companies would have increased by only 0.5%.

The Company advises the Staff that a revised group of representative companies was selected to determine the volatility factor used to determine stock-based compensation expense in the Company’s financial statements because:

(A)                            three of the companies described above, Infinity Pharmaceuticals, Inc., Osiris Therapeutics, Inc. and Synta Pharmaceuticals, Corp., were not included because they each had less than six years of historical volatility data and, for purposes of stock-based compensation expense, the Company needed to estimate volatility over a six-year term, representing the expected term of its stock options; and

(B)                              two of the companies described above, Keryx Biopharmaceuticals, Inc. and Rexahn Pharmaceuticals, Inc., were also not included because they each had six-year volatility calculations that were deemed by the Company to be outliers due to their unusually high volatilities as compared to the other representative companies.  The Company therefore believed that the historical volatilities of those companies would not be representative of the Company’s expected volatility.

Therefore, three comparable companies remained for consideration by the Company in determining the volatility factor to use in its Black Scholes model to determine the Company’s stock-based compensation expense in its financial statements. The Company expanded its definition of representative companies to increase the number of representative companies used for this purpose, as further discussed in response 3 below. This resulted in a total of seven representative companies that were used in determining the volatility assumption used in the Company’s Black Scholes model to determine stock-based compensation expense in the financial statements. The Company included the volatility of one of the three remaining representative companies noted above in its volatility calculation for purposes of computing its stock-based compensation expense included in its financial statements.  The Company acknowledges that if had included the other two representative companies out of the three remaining representative companies in its volatility calculation, which would have resulted in using the volatilities of a total of nine representative companies, volatility would have increased by approximately 1%.  The Company concluded that this would not have a material impact on its financial statements as of December 31, 2010 and for the period from August 4, 2010 (inception) to December 31, 2010, or as of September 30, 2011 and for the nine months ended September 30, 2011, or for any future reporting periods.

To validate its expected volatility estimate for purposes of its stock-based compensation expense included in its financial statements, the Company considered the average volatility of five of the eight representative companies described above that had six years of trading history, which resulted in a volatility factor of 105%. The Company also considered for this purpose the average volatility of the remaining three representative companies described above (excluding the two representative companies that were deemed to be outliers), which resulted in a volatility factor of 68%. The Company utilized volatility factors ranging from 67% to 70% for purposes of its stock-based compensation expense in all periods presented in the Registration Statement. The Company also performed sensitivity analyses using a range of these volatility factors, as described in response 3 below, and concluded that the use of these volatility factors did not have a material impact on the Company’s financial statements as of December 31, 2010 and for the period from August 4, 2010 (inception) to December 31, 2010, or as of September 30, 2011 and for the nine months ending September 30, 2011, or for any future reporting period.

Financial Statements, page F-3

Note 6 — Common Stock, page F-15

3.                                       We acknowledge your response and revisions for comment 21. Please revise the estimated volatility in your stock based compensation calculation such that the historical volatility of a truly representative group of companies is used, with similar characteristics, preclinical stage of product development and therapeutic focus.  We reviewed the business and financial statements disclosures of your representative group of public companies and do not believe that the companies used to determine your volatility have similar characteristics, including their stage of product development and therapeutic focus.  Some of the companies are generating revenue, others have a significantly different market capitalization compared to your current valuation, some have product candidates in clinical development, some have products on the market and others have a new drug application under review by the Food and Drug Administration.  These are not companies that have similar characteristics or start-ups in an early stage of product development as you identify yourself to be in your risk factors or throughout your financial statements.  In addition, we identified some companies out of the seven companies used in your sample that have similar characteristics and are in a similar preclinical stage of product development but do not have a similar therapeutic focus.

Response:                                        The Company acknowledges the Staff’s comment.  In preparing its stock based compensation calculations, the Company considered the following guidance in paragraph 718-10-55-25 of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation (“ASC Topic 718-10-55-25”):

“In certain circumstances, historical information may not be available…that entity may base expectations about future volatility on the average volatilities of similar entities for an appropriate period following their going public. A nonpublic entity will need to exercise judgment in selecting a method to estimate expected volatility and might do so by basing its expected volatility on the average volatilities of otherwise similar public entities.  For purposes of identifying otherwise similar entities, an entity would consider characteristics such as industry, stage of life cycle, size and financial leverage.”

In applying the guidance in ASC Topic 718-10-55-25, the Company considered the historical volatility of several public biopharmaceutical companies chosen because their industry, stage of life cycle, size or financial leverage was similar to the Company.  As part of this process, the Company attempted to identify companies that were in a very early stage of product development and, in most cases, had a similar therapeutic focus. The initial analysis produced a small group of companies that the Company did not believe would be sufficient to support the Company’s expectation about its future volatility because, for purposes of the Company’s stock-based compensation calculations, the Company needed to estimate volatility over a six-year term, representing the expected term of its stock options.  Certain of the companies referenced in response 2 above that were utilized in the valuation of the Company’s common stock had less than six years of historical volatility data, and very few companies with research and development efforts in the preclinical stage of development had six years of historical volatility data. As a result, the Company expanded the population of companies that it evaluated as potential representative companies to include companies that met certain, but not all, of the similarity criteria described above.  With this revised approach, the Company identified the seven representative companies that are disclosed in the notes to the financial statements. The Company believed that expanding the population of representative companies was important to determining an appropriate estimated volatility for its stock-based compensation calculations.

Acknowledging that the Company had expanded its definition of representative companies to determine its estimated volatility for its stock-based compensation calculations, the Company considered several sensitivity analyses using various volatility factors to determine the potential impact on its stock-based compensation expense. The Company used a range of volatilities from 20% to 150% for the sensitivity analysis.  For the period from inception to December 31, 2010 and for the nine months ended September 30, 2011, the Company used average volatilities of 67% and 69-70%, respectively, for purposes of its stock-based compensation calculations.  The Company determined that the use of the low-end and high-end volatilities in the sensitivity analysis would have had the following impact on the financial statements:

For the period from August 4, 2010 (inception)  to December 31, 2010

Volatility factor	Fair value per share	Options granted	Stock-based compensation
67% (used in its financial statements)	$0.05 per share	235,000	$11,750 of total stock-based compensation to be recorded over the 4-year vesting period
20%	$0.02 per share	235,000	$(7,050) less stock-based compensation expense to be recorded over the 4-year vesting period
150%	$0.08 per share	235,000	$7,050 of additional stock-based compensation to be recorded over the 4-year vesting period

Conclusion: The Company believes the use of a volatility factor at the low end or high end of the range is not material to the financial statements as of December 31, 2010 and for the period from August 4, 2010 (inception) to December 31, 2010, and is not expected to be material to any future reporting period.

For the nine months ended September 30, 2011

Volatility factor	Fair value per share	Options granted	Stock-based compensation
69-70% (used in its financial statements)	$0.05 per share $0.35 per share	355,000 423,000	$165,800 of total stock-based compensation to be recorded over the 4-year vesting period
20%	$0.02 per share $0.14 per share	355,000 423,000	$(99,480) less stock-based compensation expense to be recorded over the 4-year vesting period
150%	$0.08 per share $0.52 per share	355,000 423,000	$82,560 of additional stock-based compensation to be recorded over the 4-year vesting period

Conclusion:  The Company believes the use of a volatility factor at the low end or high end of the range is not material to the financial statements as of September 30, 2011 and for the nine months then ended, and is not expected to be material to any future reporting period.

Based upon this sensitivity analysis, the Company concluded that using either a much lower or much higher estimated volatility for its stock-based compensation calculations would not have a material impact on its financial statements as of December 31, 2010 and for the period from August 4, 2010 (inception) to December 31, 2010, or as of September 30, 2011 and for the nine months ended September 30, 2011, or for any future reporting periods. As a result, the Company concluded that the volatility factor derived from the representative group of companies described above provided a reasonable estimate of expected volatility for the Company’s stock-based compensation calculations.

Note 10 — License Agreements, page F-21

4.                                       We acknowledge your response to comment 22 that the remaining license agreements are individually not material to the Company.  We would expect that disclosure of individual activity that is not material to the company would not be reported in the Company’s financial statements.  Since these agreements are included in your financial statements, please revise your disclosures to discuss the annual maintenance fees, upfront fees and milestones payments that could be made cumulatively for all of the remaining license agreements.  With regards to the annual maintenance fee for the Whitehead Institute for Biomedical Research agreement, consistent with your response, please disclose that this amount is not material to the financial statements.  Alternatively, please tell us why this activity is significant for disclosure to investors but not material enough to quantify for investors.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure on page F-21 of Amendment No. 2 to remove disclosure about the license agreements that are not individually material to the Company’s financial statements and to disclose that the annual maintenance fee for the Whitehead Institute for Biomedical Research is not material to the Company’s financial statements.

The Company has also added disclosure on page F-23 of Amendment No. 2 to disclose the recent amendment and restatement of a license agreement with the Whitehead Institute of Biomedical Research.  Prior to the amendment and restatement, the license agreement was non-exclusive, the up-front license fee and annual maintenance fees were not material to the Company’s financial statements and the Company had not agreed to make milestone payments. The amended and restated license agreement is exclusive and includes an upfront license fee and annual maintenance fees that are not material to the Company’s financial statements.

However, because the Company has agreed to make milestone payments of up to $825,000 upon the achievement of specified regulatory and commercialization milestones, an amount it concluded may be material to investors, the Company has added disclosure about the amended and restated license agreement as a subsequent event.

The Company expects to disclose its two exclusive license agreements with the Whitehead Institute for Biomedical Research and its exclusive license agreement with Poniard Pharmaceuticals, Inc. in the notes to its financial statements as of December 31, 2011 and for the year then ended.

Note 12 — Subsequent Events, page F-22

5.                                       We note your agreement with Poniard for the issuance of 500,000 warrants to purchase your common stock for cash or on a cashless basis.  Please tell us how you will account for the warrants and cite for us the authoritative accounting literature that you relied upon.

Response:                                        The Company entered into a license agreement with Poniard Pharmaceuticals, Inc. (“Poniard”) on November 17, 2011, as disclosed in Note 12(b) on page F-23 of Amendment No. 2, pursuant to which the Company agreed to issue a warrant to Poniard for the purchase of 500,000 shares of the Company’s common stock upon the dosing of the first patient in a clinical trial using a licensed product.

The Company advises the Staff that it has evaluated the accounting treatment for the warrant and has concluded that it will be recorded as a derivative liability at its fair value as of November 17, 2011 with the corresponding debit recorded in research and development expense in the Company’s Statement of Operations. The Company’s conclusion is supported by the following analysis.

The key contractual terms of the warrant are as follows:

•                                          Issuance: Upon the dosing of the first patient in a clinical trial using a licensed product

•                                          Term: Three years from the date of issuance

•                                            Amount: 500,000 shares of common stock, subject to adjustment for certain non-reciprocal events such as stock dividends and stock splits

•                                          Exercise Price:

a)                              If the Company’s common stock is not publicly traded on the date of issuance, the exercise price will be set at the fair value of the common stock determined as of the date of the most recent issuance of preferred stock preceding the issuance of the warrant.

b)                             If the common stock is publicly traded on the date of issuance, the exercise price will be set at the average closing price of the Company’s common stock during the five trading days preceding the issuance of the warrant.

•                                          Settlement Features: May be exercised by surrendering the warrant and making a cash payment representing the exercise price multiplied by the number of shares to be exercised or by a cashless exercise in which the holder will surrender the warrant and receive common shares net of a sufficient number of shares to be withheld in order to satisfy the exercise price.

In evaluating the proper accounting treatment for the warrant, the Company first considered if the warrant should be considered issued for accounting purposes as of November 17, 2011, the date the Company became contractually obligated to issue the warrant upon the occurrence of the contingent event, or if the warrant should be considered issued for accounting purposes on the date it is legally issued (the date the contingent event occurs). The Company considered the guidance in paragraph 815-40-15-6 of Financial Accounting Standards Board Accounting Standards Codification Topic 815, Derivatives and Hedging (“ASC Topic 815”), which states that “Outstanding instruments within the scope of the guidance in paragraphs 815-40-15-5 through 15-8 shall always be considered issued for accounting purposes . . . “ The Company concluded that the warrant was an “outstanding instrument” as described in paragraph 815-40-15-6 of ASC Topic 815. The Company acknowledges that while the warrant has not yet been legally issued, the contract that gives rise to the obligation to issue the warrant is outstanding. The Company concluded that there is no substantive difference between the contractual promise to issue the warrant in the future upon the achievement of a contingent event and an instrument issued today that contains an exercise contingency.  As a result, the Company concluded that the warrant should be considered an outstanding financial instrument for accounting purposes as of November 17, 2011.

The Company then considered whether it should apply the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 505-50 Equity-Based Payments to Non-Employees, and Topic 718, Compensation-Stock Compensation (“ASC Topic 718”). The Company considered the guidance in paragraph 718-10-35-13 of ASC Topic 718 and paragraph 815-10-15-74 of ASC Topic 815 and concluded that ASC 718 did not apply to the warrant because the rights conveyed by the instrument to the holder are not dependent on the holder providing services to the Company.

The Company then considered whether it should apply the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 480, Distinguishing Liabilities from Equity (“ASC Topic 480”) to assess whether the warrant represented a liability. The Company considered the guidance in paragraphs 480-10-25-4 through 480-10-25-8 of ASC Topic 480 and concluded that the warrant was not a liability because it did not meet the criteria in paragraphs 480-10-25-4 through 480-10-25-8 of ASC Topic 480.  The Company also considered the guidance in paragraph 480-10-25-14 of ASC Topic 480 and concluded the warrant was not a liability because it did not represent an unconditional obligation or a financial instrument (other than an outstanding share) that embodies a conditional obligation that the issuer must or may settle by issuing a variable number of its equity shares.

The Company then considered whether it should apply the provisions of paragraph 815-10-15-83 of ASC Topic 815. The Company considered the guidance in paragraph 815-10-15-83 of ASC Topic 815 and concluded that the warrant was a derivative in accordance with ASC Topic 815. The Company acknowledges that the guidance in paragraph 815-10-15-74(a) of ASC Topic 815 provides that a reporting entity shall not consider contracts both 1) indexed to its own stock, and 2) classified in stockholders’ equity in its statement of financial position, to be derivative instruments for purposes of ASC 815. Therefore, the Company considered the guidance for evaluating whether an instrument is considered indexed to an entity’s own stock of paragraph 815-40-15-5 of ASC Topic 815. Considering ASC 815-40-15-7A, the Company concluded that the warrant was not precluded from being considered indexed to the entity’s own stock because the exercise contingency associated with the warrant (i.e., the initiation of a Phase I clinical trial utilizing the licensed product) is not based on an observable market or an observable index but rather it is based on the Company’s own operations.

The Company then evaluated the settlement amount of the warrant and concluded that at the date of the contractual obligation, November 17, 2011, the settlement amount was not equal to the difference between the fair value of a number of the Company’s equity shares and a fixed monetary amount. While the number of shares to be issued upon the exercise of the warrant is fixed at 500,000 shares, subject to certain adjustments for non-reciprocal transactions that are consistent with Example 17 of paragraphs 815-40-55-42 and 815-40-55-43 of ASC Topic 815, the Company concluded that, pursuant to the guidance in paragraph 815-40-15-7D of ASC Topic 815, the exercise price of the warrant used to calculate the settlement amount is not fixed because its terms provide for potential adjustment due to variables that are extraneous to the pricing of a fixed-for-fixed option or forward contract on equity shares.   The exercise price will be determined at the

date of issuance of the warrant based on the Company’s status as either a public or private company. Also, if the Company’s common stock is not publicly traded on the date of issuance of the warrant, the exercise price of the warrant is determined based on the fair value of the Company’s common stock determined on the date of the most recent issuance of preferred stock preceding the issuance of the warrant. Because the exercise price of the warrant varies based on whether or not the Company’s common stock is publicly traded, and because the exercise price of the warrant in the event the Company’s common stock is not publicly traded is based the timing of a preferred stock issuance by the Company, the Company concluded that these events are variables that would not be considered inputs to the fair value of a fixed-for-fixed forward or option contract on equity shares. Therefore, the Company concluded that the warrant is not considered indexed to its own stock as of November 17, 2011 and is therefore accounted for as a derivative instrument under ASC Topic 815. Accordingly, the Company will record the warrant as a liability at its fair value with a corresponding debit to research and development expense in the Company’s Statement of Operations. The Company also expects the warrant to be accounted for as a derivative for the period ended December 31, 2011.  However, based on the terms of the warrant, the Company will reassess the classification of the warrant for accounting purposes at each reporting period based on any changes in facts and circumstances that could impact the classification.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6434 or facsimile at (617) 526-6000.  Thank you for your assistance.

Very truly yours,

/s/ David E. Redlick
David E. Redlick